Exhibit 3.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 10, 2006 - The following Management’s Discussion and Analysis of financial results as provided by the management of True Energy Trust (“True” or the “Trust”) should be read in conjunction with the unaudited interim consolidated financial statements and selected notes for the three months ended March 31, 2006 and 2005 and the audited consolidated financial statements and Management’s Discussion and Analysis for the years ended December 31, 2005 and 2004. This commentary is based on information available to, and is dated, May 10, 2006. The financial data presented is in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars, except where indicated otherwise.

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (6 mcf/ bbl) of natural gas to one barrel of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

FORWARD LOOKING STATEMENTS: Certain information herein including management’s assessment of future plans and operations, future production estimates and the expected commodity mix, the anticipated closing of the acquisition of Shellbridge Oil & Gas, Inc. and the sale of certain properties in southeast Saskatchewan and the effects thereof, anticipated transportation and operating costs and royalty rates, expected capital expenditures and the method of funding thereof, proposed changes to certain federal taxes and the effects thereof, whether the Trust will be taxable in the future and the effect thereof, expected year end debt level, future commodity prices and exchange rate, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, whether the acquisition of Shellbridge will be completed in the timing thereof and whether the sale of properties in southeast Saskatchewan will be completed in the timing thereof, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of True’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect True’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at True’s website (www.trueenergytrust.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and True does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Management’s Discussion and Analysis contains the term cash flow from operations (referred to as funds from operations in the financial statements), which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance. Therefore reference to diluted cash flow from operations or cash flow from operations per unit may not be comparable with the calculation of similar measures for other entities. Management uses cash flow from operations to analyze operating performance and leverage and considers cash flow from operations to be a key measure as it demonstrates the Trust’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between net earnings, cash flow from operations (funds from operations) and cash flow from operating activities can be found in the statement of cash flows in the consolidated financial statements. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

Management’s Discussion and Analysis also contains other terms such as net debt and operating netbacks, which are not recognized measures under Canadian GAAP. Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt the Trust has and secondly, the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance. True’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other trusts or companies.

Additional information relating to True, including True’s Annual Information Form for the year ended December 31, 2005, is on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

True is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of the Trust is to indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities of subsidiaries and net profits interests. The trust structure allows individual unitholders to participate in the cash flow of the business. Cash flow is realized from the Trust’s subsidiaries’ ownership of natural gas and petroleum properties and related facilities. Trust units of True trade on the Toronto Stock Exchange (“TSX”) under the symbol TUI.UN.

NET EARNINGS AND CASH FLOW FROM OPERATIONS

True generated cash flow from operations of $19.0 million ($0.52 per diluted unit) for the three months ended March 31, 2006, up 77% from the $10.7 million ($0.61 per diluted unit) for the first quarter of 2005.

True generated earnings of $3.3 million ($0.09 per diluted unit) in the first quarter 2006 compared to $1.0 million ($0.06 per diluted unit) in 2005. The increase in net earnings per unit reflects increased cash flow plus a first quarter 2006 future income tax recovery offset by higher depletion, depreciation and accretion charges from the acquisition of Meridian Energy Corporation (“Meridian”) and the reverse takeover of TKE Energy Trust (“TKE”), and increased non-cash unit-based compensation expense.

Cash flow from operations and net earnings

	Three months ended March 31,
($000s, except per unit amounts)	2006	2005
Cash flow from operations	18,995	10,732
Diluted ($/unit)	0.52	0.61
Net earnings	3,259	1,030
Diluted ($/unit)	0.09	0.06

RECONCILIATION OF CASH FLOW FROM OPERATIONS AND DISTRIBUTIONS

Distributable cash is determined by aggregating various amounts received, including interest income on notes of subsidiaries and other interest income received or receivable, income generated under net profits interest, royalty, other permitted investments, ARTC and dividends and other distributions on securities of subsidiaries, after deduction of all expenses and liabilities of the Trust. The portion of distributable cash declared payable to unitholders on any distribution date is determined on recommendation of the Board of Directors of True Energy Inc., for administrator of the Trust.

Reconciliation of cash flow from operations and distributions

Three months ended March 31, ($000s, except per unit amounts)	2006
Cash flow from operations before changes in non-cash working capital	18,995
Cash shortfall to fund capital and other expenditures	7,155
Cash distributions declared	26,150
Accumulated cash distributions (post Arrangement), beginning of period	17,361
Accumulated cash distributions (post Arrangement), end of period	43,511
Cash distributions per unit	0.72
Accumulated cash distributions per unit (post Arrangement), beginning of period	0.48
Accumulated cash distributions per unit (post Arrangement), end of period	1.20

In conjunction with the implementation of the Premium DistributionTM Reinvestment, Distribution Reinvestment and Optional Trust Unit Purchase Plan effective March 27, 2006, participation in the first and second months of the plan have exceeded 51%. Funds reinvested in the Trust through this plan will be available to fund capital and other expenditures.

SALES VOLUMES

Sales volumes in the first three months of 2006 averaged 11,672 boe/d, compared to 6,718 boe/d in 2005. Throughout the first quarter of 2006, sales rates have remained relatively flat from year end 2005 exit rates. In comparison, during the first quarter of 2005, the acquisition of Meridian added volumes in mid-March. True currently has 16 (8.5 net) Alberta wells and 1 (1.0 net) Saskatchewan wells remaining to be tied-in.

During the first quarter of 2006, the weighting toward natural gas production averaged 61%, compared to 65% in the same period of 2005. Heavy oil sales volumes made up 22% of total sales in the first quarter of 2006.

The Trust anticipates that with its intended sale of its southeast Saskatchewan properties, and the addition of the primarily heavy oil volumes from the acquisition of Shellbridge Oil & Gas, Inc. (“Shellbridge”), both anticipated to close during the second quarter of 2006, natural gas will, pro-forma both transactions, constitute approximately 55% of total sales.

	Three months ended March 31,
	2006	2005
Natural gas (mcf/d)	42,992	26,308
Heavy oil (bbls/d)	2,571	1,982
Light oil and condensate (bbls/d)	1,653	206
NGLs (bbls/d)	283	145
Total crude oil and NGLs (bbls/d)	4,507	2,333
Total (boe/d, 6:1)	11,672	6,718

Sales of natural gas averaged 43.0 mmcf/d during the first quarter of 2006, compared to 26.3 mmcf/d in the first quarter of 2005. Crude oil and natural gas liquids sales for the first three months of 2006 averaged 4,507 bbls/d, compared to the first quarter 2005 average sales of 2,333 bbls/d.

COMMODITY PRICES

The impact of changes in the Canadian dollar from the conversion of US$ based commodities prices reduced profitability during the first quarter of 2006 when compared to the same period in 2005. The Canadian/ U.S. exchange rate changed 6% from an average of 0.8159 in 2005 to 0.8662.

Average commodity prices

	Three months ended March 31,
	2006	2005	% Change
Exchange rate (US$/Cdn$)	0.8662	0.8159	6

NYMEX (US$/mmbtu)	7.84	6.50	21
Alberta spot ($/mcf)	7.34	6.76	9
True’s average price, before transportation ($/mcf)	7.89	7.11	11

WTI (US$/bbl)	63.34	49.83	27
Edmonton par - light oil ($/bbl)	69.27	62.20	11
Bow River - heavy oil ($/bbl)	40.19	39.08	3
True’s average prices, before transportation ($/bbl)
Light crude and condensate	58.32	53.97	8
NGLs	50.25	50.31	—
Light crude oil, condensate and NGLs	57.14	52.45	9
Heavy crude oil	25.84	22.16	17
Total crude oil and NGLs	39.28	26.72	47

True’s natural gas is primarily sold on the daily spot market. During the first three months of 2006, the Alberta Spot reference price improved by 9% compared to 2005. Similarly over this same time frame, True’s average sales price before transportation averaged $7.89/mcf for its natural gas, 11% more than the $7.11/mcf received in the prior year.

For heavy crude oil, True received an average price before transportation of $25.84/bbl during the first quarter of 2006, 17% more than in 2005, while the average reference price for Bow River crude was 3% higher in 2006 for the same period. The Trust blends most of its heavy oil with condensate on a 4:1 ratio to meet pipeline specifications. As True’s heavy oil is heavier than Bow River, the reduction in the heavy oil differential during the first quarter combined with lower comparative prices for condensate purchased for blending purposes have resulted in a relatively stronger price gain for the Trust’s product than the reference price.

For light oil, condensate and NGLs, True recorded an average $57.14/bbl during the first quarter of 2006, 9% higher than the average price received in 2005. The average Edmonton par price was 11% higher during the first quarter of 2006 compared to 2005.

REVENUE

Revenue before transportation for the three months ended March 31, 2006 was $46.4 million, 107% greater than the $22.4 million generated in the same period in 2005. The higher revenue was the result of significant growth in production volumes for both natural gas and heavy crude oil, complemented by higher natural gas prices, despite lower overall crude oil prices.

Revenue

	Three months ended March 31,
($000s)	2006	2005
Light crude oil and condensate	8,675	998
NGLs	1,278	660
Heavy oil	5,977	3,954
Crude oil and NGLs	15,930	5,612
Natural gas	30,514	16,829
Total before transportation and other	46,444	22,441
Other	(48)	—
Total before transportation	46,396	22,441
Transportation	(973)	(573)
Total	45,423	21,868

Transportation costs continue to be approximately 2% to 3% of gross revenues for the three months ending March 31, for 2006 and 2005.

FAIR VALUE OF DERIVATIVE INSTRUMENTS

Periodically True has utilized financial derivatives to manage market risk and to provide an element of stability to cash flow. The estimated fair value of open hedging contracts at the end of each reporting period is disclosed in accordance with CICA Accounting Guideline 13 “Hedging Relationships”. As at March 31, 2006, the Trust had no financial derivatives in place for first quarter 2006 operations.

True has entered into a costless collar oil hedge for 2,000 bbl/d for the period April 1, 2006 to December 31, 2006, with a WTI reference price, a floor of $58.00/bbl U.S. and a ceiling of $69.35/bbl U.S., with monthly settlement. The settlement cost for April 2006 was $0.05 million U.S. As at May 8, 2006 the mark to market loss on the hedge, which changes on a daily basis, was $2.8 million U.S.

ROYALTIES

For the three months ending March 31, 2006, total royalties were $10.6 million, 82% more than the $5.8 million incurred in the same period in 2005. Despite increased commodity prices during the first quarter of 2006, overall royalty rates decreased in the first quarter of 2006. Royalties as a percentage of sales (after transportation costs) in the first quarter of 2005 varied in the 18% to 26% range, reflecting gas cost allowance credits received and the relative commodity price changes combined with the lower overall royalty rate on the TKE asset base.

Royalties, by commodity type

	Three months ended March 31,
($000s)	2006	2005
Light crude oil and condensate	1,518	229
NGLs	309	171
Heavy oil	1,099	700
Natural gas	7,715	4,732
Total	10,641	5,832

Royalties, as a % of commodity sales (after transportation costs)

	Three months ended March 31,
	2006	2005
Light crude oil and condensate	18	23
NGLs	24	26
Heavy oil	20	19
Natural gas	26	29
Total	23	27

Royalties, by type

	Three months ended March 31,
($000s)	2006	2005
Crown royalties, net of ARTC	7,135	3,940
Indian Oil and Gas Canada royalties	782	—
Freehold & GORR	2,724	1,892
Total	10,641	5,832

PRODUCTION EXPENSES

For the three months ended March 31, 2006, operating costs totaled $9.2 million, compared to $3.5 million recorded in the same period of 2005. During the first quarter of 2006, operating costs averaged $8.73/boe, compared to $5.76/boe in the first quarter of 2005. In comparison, operating costs during the last quarter of 2005 averaged $7.66/boe with two-thirds of that period containing TKE properties. True anticipates operating costs to be in the $8.00/boe to $9.00/boe range for 2006, barring significant unusual field or weather conditions.

Production expenses, by commodity type

	Three months ended March 31,
($000s)	2006	2005
Light crude oil and condensate	1,866	197
NGLs	230	57
Heavy oil	1,927	1,081
Natural gas	5,144	2,149
Total	9,167	3,484

Production expenses per unit, by commodity type

	Three months ended March 31,
	2006	2005
Light crude oil and condensate ($/bbl)	12.54	10.62
NGLs ($/bbl)	9.05	4.37
Heavy oil ($/bbl)	8.33	6.06
Natural gas ($/mcf)	1.33	0.91
Total ($/boe)	8.73	5.76

OPERATING NETBACKS

Field operating netbacks for natural gas during the first quarter of 2006 were $4.44/mcf, an increase of 10% compared to 2005 netbacks, reflecting sales prices increases exceeding the increase in per unit operating costs.

Field operating netbacks - natural gas

	Three months ended March 31,
($/mcf)	2006	2005
Sales	7.89	7.11
Transportation	(0.13)	(0.17)
Royalties	(1.99)	(2.00)
Production expense	(1.33)	(0.91)
Field operating netback	4.44	4.03

Field operating netbacks for crude oil and NGLs averaged $20.95/bbl during the first quarter of 2006, up 47% compared to $14.30/bbl in 2005, paralleling the 47% increase in crude oil and NGLs sales price quarter over quarter. The sales price increase exceeded the increases in netback expenses for the quarter.

Field operating netbacks - crude oil and NGLs

	Three months ended March 31,
($/bbl)	2006	2005
Sales	39.28	26.72
Transportation	(1.19)	(0.83)
Royalties	(7.22)	(5.23)
Production expense	(9.92)	(6.36)
Field operating netback	20.95	14.30

During the first quarter of 2006, corporate field operating netbacks improved by 18% compared to 2005, primarily resulting from the strong crude oil and NGL prices throughout the quarter, in addition to higher natural gas prices at the beginning of the first quarter. The favorable movements in commodity prices offset increases in per boe production and royalty expenses.

Field operating netbacks - corporate

	Three months ended March 31,
($/boe)	2006	2005
Sales	44.22	37.12
Transportation	(0.93)	(0.95)
Royalties	(10.13)	(9.65)
Production expense	(8.73)	(5.76)
Field operating netback	24.43	20.76

GENERAL AND ADMINISTRATIVE

General and administrative net expenses for the three months ended March 31, 2006 were $2.6 million compared to $1.2 million for the same period in 2005. Incremental costs during the first quarter of 2006 include reserve reporting, audit costs, annual reporting charges for preparation and mailing, recruiting, annual registration and securities filing fees.

Costs for 2005 have been restated to exclude unit-based compensation and financing charges.

General and administrative costs

	Three months ended March 31,
($000s, except where noted)	2006	2005
Gross costs	3,813	2,390
Capitalized	(536)	(817)
Recoveries	(680)	(348)
Net costs	2,597	1,225
Net costs, per unit ($/boe)	2.47	2.03

UNIT-BASED COMPENSATION

For the three months ended March 31, 2006, the non-cash unit-based compensation was $1.4 million compared to $0.2 million incurred in the first quarter of 2005. The increase in 2006 expense reflects the increased staffing levels of True given its conversion to a trust and increased production activities requiring appropriate levels of support staff.

INTEREST AND FINANCING CHARGES

True recorded $1.8 million of interest and financing charges in the first quarter of 2006 compared to $0.2 million in the same period of 2005. Financing charges during the first quarter of 2006 were $0.3 million, with the balance being interest charges. True’s net debt at the end of the first quarter of 2006 includes approximately $32.1 million of debt assumed with the acquisition of TKE.

Interest and financing charges

	Three months ended March 31,
($000s, except where noted)	2006		2005 (1)
Interest and financing charges	1,763		216
Interest and financing charges ($/boe)	1.68		0.36

Net debt at quarter end	139,611		38,786
Debt to periods cash flow ratio annualized	1.8	x	0.9	x

(1) restated to include financing charges

CAPITAL EXPENDITURES

True invested $22.6 million on capital projects in the first quarter of 2006, compared to $14.3 million in 2005. During this period, True achieved a 100% success rate in the drilling or participation in 26 (13.2 net) wells, resulting in 23 (10.7 net) natural gas wells and 3 (2.4 net) oil wells. True participated in or drilled 22 (10.1 net) wells in Alberta, 3 (3.0 net) wells in Saskatchewan and 1 (0.04 net) in British Columbia. In 2005, True incurred $190.8 million for the acquisition of Meridian.

Capital expenditures

	Three months ended March 31,
($000s)	2006	2005
Lease acquisitions and retention	1,875	426
Geological and geophysical	664	1,051
Drilling and completion costs	17,285	10,891
Facilities and equipment	2,637	1,852
Exploration and development	22,461	14,220
Acquisitions - property	—	—
Acquisitions - corporate	—	190,836
Head office expenditures	124	39
Total expenditures	22,585	205,095
Dispositions	—	—
Net capital expenditures	22,585	205,095

True continues to develop its land base. At March 31, 2006, True has approximately 354,462 net undeveloped acres of land of the total net acreage position of 567,042 net acres in Saskatchewan, Alberta, and British Columbia. With the addition of Shellbridge’s land position, post close of the transaction, the Trust anticipates a total land position of approximately 1.2 million gross acres (0.7 million net).

By the end of the first quarter of 2006, True had committed to drill a total of two wells in Alberta and six wells in Saskatchewan with varying commitment dates up to the end of the second quarter of 2006 pursuant to various farm-in agreements with oil and gas companies. True expects to satisfy these various drilling commitments at an estimated cost for True’s interest of approximately $3.9 million.

CEILING TEST

The Trust calculates a ceiling test quarterly and annually whereby the carrying value of petroleum and natural gas properties is compared to estimated future cash flow from the production of proved reserves. In 2005, the ceiling test was performed in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) AcG-16 “Oil and Gas Accounting - Full Cost”, a two step process.

The Trust performed a ceiling test calculation at March 31, 2006 resulting in undiscounted cash flows from proved reserves and the lower of cost and market of unproved properties not exceeding the carrying value of oil and gas assets. Consequently, True performed stage two of the ceiling test assessing whether discounted future cash flows from the production of proved plus probable reserves and the lower of costs and market of unproved properties exceed the carrying value of oil and gas assets. No impairment in oil and gas assets was identified.

At March 31, 2006, the Trust calculated the ceiling test using prices of $37.01/bbl for heavy oil, $63.56/bbl for light and medium gravity oil, and $63.14/bbl for NGLs, and $7.84/mcf for natural gas resulting in a ceiling test surplus.

DEPLETION, DEPRECIATION AND ACCRETION

Depletion, depreciation and accretion (site restoration) expense for the first quarter of 2006 was $29.2 million, compared to $9.0 million in 2005, reflecting the acquisition of TKE and Meridian in 2005 in conjunction with increased production volumes. True has excluded from the depletion calculation $36.2 million for undeveloped properties and $23.9 million for undeveloped land.

Depletion, depreciation and accretion costs

	Three months ended March 31,
($000s, except where noted)	2006	2005
Depletion	25,163	7,578
Depreciation	3,837	1,387
Accretion	212	50
Total	29,212	9,015
Per unit ($/boe)	27.81	14.91

INCOME TAXES

For the quarter ended March 31, 2006 the Trust has recorded a provision for capital taxes of $0.6 million compared to $0.5 million expensed in 2005. Capital taxes are based on debt and equity levels of the Trust at the end of the quarter and are higher in 2006 due to the Trust’s significant growth since first quarter of 2005, as well as increased gross sales revenue from Saskatchewan based properties. The May 2006 Canadian federal government budget announced the elimination of federal capital taxes effective January 1, 2006. This legislation still has to be substantially enacted by the government, and will be reflected in the financial statements at that time.

Future income taxes arise from differences between the accounting and tax bases of the operating companies’ assets and liabilities. For the three months ending March 31, 2006 the Trust recognized a future income tax recovery provision of $13.2 million compared to a provision of $0.3 million expensed in 2005. Over the 2003 to 2007 period, the federal tax rate is to be reduced by seven percentage points, and the resource allowance deduction is going to be phased out, to be replaced by a deduction for Crown royalties paid.

In the Trust’s structure, payments are made between the operating subsidiaries and the Trust transferring income and future income tax liability to the unitholders. Therefore, it is currently expected, based on existing legislation that no cash income taxes are to be paid by the operating subsidiaries in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at March 31, 2006, the operating subsidiaries have a future income tax liability balance of $133.6 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price.

DISTRIBUTIONS

For the quarter ended March 31, 2006 the Trust declared $26.2 million in total distributions as follows:

	Monthly
	distribution
($000s, except monthly amount)	per unit	Total
Three month period ended March 31, 2006	$0.24	$26,150

DISTRIBUTION REINVESTMENT PLAN

Effective March 27, 2006, True adopted a Premium DistributionTM Reinvestment, Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “Plan”). The Plan amends, restates and replaces in its entirety the distribution reinvestment and optional trust unit purchase plan (the “Old Plan”) of True dated December 1, 2004, which was implemented by TKE. The Plan allows eligible unitholders of True to direct that their cash distributions be reinvested in additional trust units at 95% of the Average Market Price (as defined in the Plan) on the applicable distribution payment date. The Plan further allows eligible unitholders to elect, under the Premium DistributionTM component of the Plan, to have these additional trust units delivered to the designated Plan broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such unitholders would otherwise have received on the applicable distribution payment date if they did not participate in the Plan (subject to proration in certain events as provided in the Plan.) Canaccord Capital Corporation will act as the Plan broker for the Premium DistributionTM component of the Plan.

In addition, the Plan allows those unitholders who participate in either the regular distribution reinvestment component or the Premium DistributionTM component of the Plan to purchase additional trust units from treasury at a purchase price equal to the Average Market Price (with no discount) in minimum amounts of $2,000 per remittance up to a maximum aggregate amount of $50,000 per month by any one unitholder, in any calendar month, all subject to an overall annual limit of 2% of the total number of outstanding trust units. The Trust reserves the right to limit the amount of any new equity available under the Plan on any particular distribution date and thus participants may be pro-rated in certain circumstances.

During the first and second months of the plan, participation has exceeded 51%. The March 31, 2006 distribution payable balance of $8.7 million was paid, in part, by a trust unit issuance of $4.5 million under the Plan. Further details of the plan and information on how to enroll is available on the Trust’s website.

LIQUIDITY AND CAPITAL RESOURCES

True’s net debt as at March 31, 2006 was $139.6 million, with $109.8 million drawn on a revolving credit facility and the balance a net working capital shortfall.

Immediately following the completion of the Plan of Arrangement with TKE, new banking facilities were put in place. This bank facility for True Energy Inc. and the Trust consisted of a demand revolving credit facility with two Canadian chartered banks in the amount of $115 million and an operating facility of $10 million. The credit facility is guaranteed by the Trust and all material subsidiaries, and is secured against all of the assets of True Energy Inc., the Trust and all material subsidiaries. Security is provided by a first floating charge demand debenture of $250 million. True has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances. Interest is payable at the lenders’ prime rate, subject to adjustment depending on the debt to cash flow ratio. A standby fee is charged on one eighth of one percent (0.125%) on the undrawn portion of the credit facility. The availability under the facility was subject to an interim review date of March 1, 2006 and an annual review on or before June 1, 2006. Prior to March 1, 2006, the interim review date was extended to May 31, 2006 and the working capital covenant was waived.

In March 2006, True negotiated the demand revolving credit facility be increased to $135 million with one Canadian chartered bank and a $15 million operating facility, subject to an annual review by June 1, 2006. In April 2006, the $135 million demand revolving credit facility was changed to be syndicated by one Canadian chartered bank and one institutional lender. The Trust anticipates the addition of a third participant to the syndicate during the second quarter of 2006.

Management expects to be able to fund the capital expenditure program for 2006 using cash flow from operations and available credit facilities. If cash flows are other than projected, capital expenditure levels will be adjusted. The practice of continually monitoring spending opportunities in comparison to expected cash flow levels allows for adjustments to the capital program as required.

As at May 5, 2006 the Trust had outstanding a total of 3,400,665 incentive units exercisable at an average exercise price of $18.28 per unit, 427,057 exchangeable shares (convertible, as at April 17, 2006 into an aggregate of 260,757 trust units, subject to further adjustments based on distributions made on trust units) and 36,778,710 trust units.

SUBSEQUENT EVENTS

On April 11, 2006, the Trust’s wholly owned subsidiary, True Energy Inc. (“True Energy”), entered into an agreement with Shellbridge Oil & Gas, Inc. pursuant to which True Energy will, subject to certain conditions, acquire all of the issued and outstanding shares of Shellbridge on the basis of 0.14 trust units of the Trust for each outstanding Shellbridge share (the “Tansaction”), resulting in the issue of approximately 4.39 million trust units (assuming the exercise of all outstanding Shellbridge stock options). Both parties have agreed to pay the other a non-completion fee of $2.0 million in certain circumstances if the Transaction is not completed. The agreement includes provisions whereby Shellbridge will terminate discussions with any other party and not solicit any other offers. The agreement also gives the Trust the right to match any competing offer.

Following review of tax, corporate and securities matters, a determination will be made whether the Transaction will be completed by way of take-over bid, plan of arrangement or other form of business combination. The agreement contemplates the entering into of a definitive agreement in respect of the Transaction once the structure is determined. Completion of the Transaction is subject to Shellbridge shareholder approval (or, if a take-over bid, acceptance by the requisite majority of Shellbridge shareholders) and various conditions, including, without limitation, receipt of required regulatory approvals and other customary conditions. Directors and officers of Shellbridge have agreed to vote their shares (14.5% of a fully diluted basis) in favour of the transaction.

True intends to sell its southeast Saskatchewan properties, producing approximately 350 to 400 barrels of oil equivalent per day of light oil and undeveloped acreage, with the expectation that a deal will close prior to the end of the second quarter of 2006.

BUSINESS PROSPECTS AND 2006 OUTLOOK

Since its formation in September 2000, True Energy Inc. has experienced significant growth in its production and land base. As a royalty trust, a more moderated growth pattern is expected in comparison, as the Trust continues to develop its core assets and conduct some exploration programs utilizing the inventory of geological prospects. In addition, the Trust will explore potential acquisition opportunities. Currently, the Trust’s producing properties are located in Saskatchewan, Alberta and British Columbia.

The Trust currently anticipates that 2006 average production will be approximately 12,000 to 12,500 boe/d, weighted approximately 60% toward natural gas, increasing by approximately 2,000 boe/d in the second half of the year with the addition of the Shellbridge properties. True believes world and domestic supply and demand factors will result in longer term strong prices for crude oil and natural gas in 2006, despite potential softness mid-year. True further anticipates the US$/ Cdn.$ exchange rate to average 0.87 for 2006.

First quarter 2006 royalty rates and operating costs, reflecting the impact of the historical True asset base combined with the TKE production base, are expected to continue throughout 2006 in this approximate range. Operating costs may vary depending on weather conditions and the cost of services. Royalties will also vary as wells on royalty holidays reach the allowed maximum.

Capital expenditure levels will be adjusted as cash flow levels vary. Currently, the Trust anticipates spending approximately $40 million, net of dispositions, in 2006 on oil and gas exploration and development activities within Saskatchewan, Alberta and British Columbia, including minor asset acquisitions, but prior to the corporate acquisition of Shellbridge.

SELECTED QUARTERLY CONSOLIDATED INFORMATION

The following table sets forth selected consolidated financial information of the Trust for the most recently completed quarters ending at the first quarter of 2006.

2006 - Quarter ended (unaudited) ($000s, except per unit amounts)	March 31
Gross revenues before royalties and transportation	46,396
Cash flow from operations	18,995
Cash flow from operations per unit
Basic	$0.52
Diluted	$0.52
Net earnings	3,259
Net earnings per unit
Basic	$0.09
Diluted	$0.09
Capital expenditures, net	22,585

2005 - Quarter ended (unaudited) (1) ($000s, except per unit amounts)	March 31	June 30	Sept. 30	Dec. 31
Gross revenues before royalties and transportation	22,441	33,663	44,510	60,839
Cash flow from operations	10,732	18,013	25,500	32,893
Cash flow from operations per unit
Basic	$0.63	$0.73	$1.04	$1.02
Diluted	$0.61	$0.72	$1.01	$1.00
Net earnings	1,030	3,130	6,502	3,228
Net earnings per unit
Basic	$0.06	$0.13	$0.26	$0.10
Diluted	$0.06	$0.13	$0.26	$0.10
Capital expenditures, net	205,095	20,166	28,651	311,159

2004 - Quarter ended (unaudited) (1) ($000s, except per unit amounts)	March 31	June 30	Sept. 30	Dec. 31
Gross revenues before royalties and transportation	13,342	17,377	17,760	19,469
Cash flow from operations	6,264	8,783	8,593	10,305
Cash flow from operations per unit
Basic	$0.46	$0.58	$0.56	$0.67
Diluted	$0.45	$0.57	$0.54	$0.65
Net earnings	958	2,874	2,295	2,833
Net earnings per unit
Basic	$0.07	$0.19	$0.15	$0.18
Diluted	$0.07	$0.19	$0.15	$0.18
Capital expenditures, net	15,243	9,075	13,102	17,499

(1) restated for changes in accounting policies and to reflect the consolidation of units effective November 2, 2005

CRITICAL ACCOUNTING ESTIMATES

The reader is advised that the critical accounting estimates, policies, and practices as described in the Management Discussion and Analysis in the Trust’s December 31, 2005 Annual Report continue to be critical in determining True’s unaudited financial results as at March 31, 2006.

LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

The Trust reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Trust’s management monitors known and potential contingent matters and makes appropriate provisions by charges to earnings when warranted by circumstance.